 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  ______________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
  ______________________________________
Abraxas Petroleum Corporation
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)
003830106
(CUSIP Number)

Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	Names of Reporting Persons Angelo, Gordon & Co., L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,672,289
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,289
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.60%*
14	Type of Reporting Person (See Instructions) IA, PN

* Based on 8,403,465 shares of common stock, par value $.01 per share (“Common Stock”) of the Issuer outstanding as of November 6, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020 and the number of shares that would be issued upon the exercise of the warrant representing the above shares.

1	Names of Reporting Persons AG GP LLC (formerly known as AG Partners, LLC)
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,672,289
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,289
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.60%*
14	Type of Reporting Person (See Instructions) OO, HC

* Based on 8,403,465 shares of Common Stock of the Issuer outstanding as of November 6, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020 and the number of shares that would be issued upon the exercise of the warrant representing the above shares.

1	Names of Reporting Persons JAMG LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) HC, OO

* Based on 8,403,465 shares of Common Stock of the Issuer outstanding as of November 6, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020 and the number of shares that would be issued upon the exercise of the warrant representing the above shares.

1	Names of Reporting Persons Josh Baumgarten
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,672,289
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,289
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.60%*
14	Type of Reporting Person (See Instructions) IN, HC

* Based on 8,403,465 shares of Common Stock of the Issuer outstanding as of November 6, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020 and the number of shares that would be issued upon the exercise of a warrant.

1	Names of Reporting Persons Adam Schwartz
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,672,289
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,289
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.60%*
14	Type of Reporting Person (See Instructions) IN, HC

* Based on 8,403,465 shares of Common Stock of the Issuer outstanding as of November 6, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 21, 2020, as amended by Amendments No. 1 and 2 to the Schedule 13D filed by (i) Angelo Gordon, (ii) AG GP, (iii), JAMG (iv) Josh Baumgarten and (v) Adam Schwartz with the SEC on January 12, 2021 and February 24, 2021, respectively (as amended, the “Schedule 13D”).

This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety.
(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten and (v) Adam Schwartz (collectively with Angelo Gordon, AG GP, JAMG and Mr. Baumgarten, the “Reporting Persons”).
Angelo Gordon, in its capacity as investment manager to certain managed accounts and investment fund vehicles (collectively, the “Accounts”), has sole power to vote all shares of Common Stock held in the Accounts and to dispose of all shares of Common Stock held in the Accounts. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz and AG GP may be deemed to control Angelo Gordon.  JAMG is no longer the managing member of AG GP and, therefore, JAMG is no longer a beneficial owner of the securities of the Issuer.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of the assets and activities of the Accounts. The principal business of AG GP is acting as the general partner of Angelo Gordon.  The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.
(d) None of the Reporting Persons nor any of the Accounts have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Accounts have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. JAMG is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 4.	Security and Issuer.

Item 4 of the Schedule 13D is hereby amended by inserting the following language:

On April 26, 2021, Todd Dittmann delivered his notice of his resignation from the Board of Directors to the Issuer, which was effective immediately.

On April 16, 2021, AGES delivered a Notice of Default and Reservation of Rights with respect to the Second Lien Credit Agreement.  On April 28, 2021, AGES entered into an Amendment to Forbearance Agreement with respect to the Second Lien Credit Agreement and agreed, during the forbearance period, to forbear from exercising remedies as a result of the foregoing events of default.  The forbearance period began on March 31, 2021 and continues until May 6, 2021, unless other defaults occur thereunder.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the transactions referenced in this Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Board or management, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring additional shares of Common Stock and/or other equity, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) or non-securities debt in the open market or otherwise; (ii) disposing of any or all of their Securities or non-securities debt in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 8,403,465 shares of Common Stock outstanding as of November 6, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2020 and the 1,672,289 shares of Common Stock that would be issued upon the exercise of the Warrant.
Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 1,672,289 shares of Common Stock and the power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 1,672,289 shares of Common Stock and the power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 1,672,289 shares of Common Stock and the shared power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 1,672,289 shares of Common Stock and the shared power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant.
(c) Not Applicable.
(d) Not Applicable.
(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 29, 2021

ANGELO, GORDON & CO., L.P.

By: AG GP LLC
Its General Partner

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact
AG GP LLC

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact
JAMG LLC

By: Josh Baumgarten
Its Co-Managing Member

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact